Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
TELA Bio, Inc.:

We consent to the use of our report incorporated by reference herein.

Our report dated August 16, 2019, except for the reverse stock split described in Note 3, as to which the date is October 29, 2019, contains an explanatory paragraph that states that the Company has incurred recurring losses and negative cash flows from operations, has limited resources available to fund current commercialization and research and development activities, and will require substantial additional financing to continue to fund its commercialization and research and development activities that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania
November 22, 2019